UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BGM Group Ltd Announces the Completion of Strategic Acquisition

Reference is made to the Form 6-K filing that BGM Group Ltd (the “Company” or “BGM”) filed on April 22, 2025, in relation to the contemplated acquisition of 100% equity interest of Wonder Dragon Global Limited (the “Target Company”). Today BGM announces that the acquisition has been successfully consummated. In accordance with the Agreement dated April 21, 2025 (the “Agreement”), BGM has acquired all of the equity interests of the Target Company, which comprises of Yang Lou Dong International Limited Management Company Limited, a company duly incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Target Company (“Yang Lou Dong”), and Success Myth Limited, the existing sole shareholder holding 100% equity securities of the Target Company (the “Seller”).

As consideration for this acquisition, BGM agreed to issue a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. As of May 16, 2025 (the “Closing Date”), the Seller currently holds 38,165,290 Class A ordinary shares of the Company, representing approximately 20.75% of the total issued and outstanding shares and approximately 1.76% of the total voting power of the Company. Except as otherwise stated in the Agreement, the Seller shall not, directly or indirectly, transfer, sell, assign, pledge or dispose any Consideration Share at any time on or before the expiry of a 60-month period upon the Closing Date.

The Target Company holds an inventory of over 3,000 metric tons of premium Qingzhuan dark tea, including 1,670 metric tons of raw materials and 1,350 metric tons of finished products. Leveraging these premium tea products which known for their medicinal and historical collectible value, the Company aims to accelerate the development of its medicinal tea product line and contribute to the Company’s future growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer